MA

[redacted]

15049652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2015
WASH. D.C.
201

SEC FILE NUMBER
8-66424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peachtree Road, Suite 300
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Fite, Jr. 404-419-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLG Lenox, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLE P HALE
MY COMMISSION EXPIRES
AUG 27 2018
FULTON CO. GEORGIA
NOTARY PUBLIC

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG Lenox, LLC

Financial Statements
With Supplementary Information
December 31, 2014

TLG Lenox, LLC

Table of Contents
December 31, 2014

WINDHAM BRANNON

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of TLG Lenox, LLC

We have audited the accompanying financial statements of TLG Lenox, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TLG Lenox, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TLG Lenox, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of TLG Lenox, LLC's financial statements. The supplemental information is the responsibility of TLG Lenox, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windham Brannon, P.C.
Certified Public Accountants

March 2, 2015

TLG Lenox, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash	$	934,146
Accounts receivable		10,000
Total current assets		944,146
Other assets		
Other assets		2,150
Total assets	$	946,296
Liabilities and member's equity		
Current liabilities		
Accrued expenses	$	604
Due to parent		398,096
Due to affiliate		5,475
Deferred rent		14,571
Total current liabilities		418,746
Member's equity		527,550
Total liabilities and member's equity	$	946,296

The accompanying notes are an integral part of these financial statements.

TLG Lenox, LLC

Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2014

Revenue		
Success fees	$	1,305,000
Transaction, advisory and retainer fees		140,000
Reimbursed expenses		8,314
Total Revenue		1,453,314
Operating expenses		
Salary and benefits expense		1,155,986
General and administrative		150,989
Insurance expense		84,263
Bad debt expense		8,419
Occupancy expense		61,392
Professional fees		22,309
Quotations and research		26,195
Licenses and registration		4,579
Total operating expenses		1,514,132
Operating loss		(60,818)
Other income		
Miscellaneous income		1,272
Interest income		377
Net loss		(59,169)
Member's equity,		
Beginning balance		236,719
Contributions from member		350,000
Distributions to member		-
Ending balance	$	527,550

The accompanying notes are an integral part of these financial statements.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	**$**	**(59,169)**
Adjustments to reconcile net loss to net cash provided by by operating activities:		
Bad debt expense		**8,419**
Accounts receivable		**(10,000)**
Prepaid expenses		**24,000**
Other assets		**(602)**
Deferred rent liability		**12,316**
Due to affiliate		**(11,223)**
Net cash used in operating activities		**(36,259)**
Cash flows from financing activities		
Contribution from member		**350,000**
Payments to parent		**(207,544)**
Net cash provided by financing activities		**142,456**
Net increase in cash		**106,197**
Cash,		
Beginning of year		**827,949**
End of year	**$**	**934,146**
Supplemental cash flow disclosures		
Interest and income taxes paid	**$**	**-**

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

TLG Lenox, LLC (the Company) is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the Parent), and an affiliate of The Lenox Group, LLC (Lenox Group), a middle market investment banker specializing in merger and acquisition advisory services and capital-raising transactions. The Company provides merger and acquisition, financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits and money market accounts in a bank located in Georgia. From time to time, balances may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2014, management does not believe that an allowance for doubtful accounts is necessary.

Revenue Recognition

Success fee revenue is recognized when services have been completed by the Company, as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing. Retainer and transaction advisory fees are recognized over the term of the contract. In 2014, the majority of the revenues earned by the Company were from one transaction completed for one client in November 2014 for $1,215,000.

Expense Sharing

From inception through January 31, 2013, the Company had an expense sharing arrangement with the Parent whereby the Company would share certain administrative and salary costs incurred by the Parent.

On February 1, 2013, the Company amended their expense sharing agreement, whereby the Company will incur all of the stated expenses incurred by the Parent, including rent expense for office space. The office lease expires in October 2019, and the Company's portion of committed future minimum lease payments is approximately $307,304.

Amounts paid by the Company in accordance with this arrangement were approximately $1,245,331 in 2014, with an unpaid balance of $403,571 at year-end, which relates to 2014 operating expenses paid by the Parent and affiliate that will be reimbursed by the Company

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and income tax purposes.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were filed with the SEC.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2014, the ratio of aggregate indebtedness to net capital was 0.81 to one, and net capital was $515,400 which was $510,400 more than the minimum required capital amount.

Supplementary Information

TLG Lenox, LLC

Supplementary Information
December 31, 2014

Computation of net capital		
Member's equity, December 31, 2014	$	527,550
Less non-allowable assets		12,150
Net capital		**515,400**

Reconciliation of member's equity	
Member's equity, Form 17A-5, Part IIA, as amended	527,550
Audited financial statement adjustment	-
Member's equity per audited financial statements	**527,550**

Reconciliation of net capital	
Net capital, Form 17A-5, Part IIA, as amended	515,400
Audited financial statement adjustment	-
Net capital per audited financial statements	**515,400**

Computation of aggregate indebtedness as defined under Rule 15c3-1		
Accounts payable and other current liabilities		418,746
Total aggregate indebtedness	$	**418,746**

Ratio of aggregate indebtedness to net capital	0.81 to 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of TLG Lenox, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014, in which (1) TLG Lenox, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TLG Lenox, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windham Brannon, P.C.

Certified Public Accountants

March 2, 2015

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

TLG
Lenox
LLC
Member FINRA and SIPC
3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404.419.1661

February 18, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madam

For the fiscal year ended December 31, 2014, TLG Lenox, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective code. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one of more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of TLG Lenox, LLC".

TLG Lenox, LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

James M. Fite
President

WINDHAM BRANNON

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
TLG Lenox, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by TLG Lenox, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting a difference of $8,419;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

March 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2189*********************MIXED AADC 220
066424 FINRA DEC
TLG LENOX LLC
3384 PEACHTREE RD NE STE 300
ATLANTA GA 30326-1106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James M. Fite
404.419.1660

2. A. General Assessment (item 2e from page 2) $ 3,616.35

B. Less payment made with SIPC-6 filed (**exclude interest**) (432.38)
7.24.14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,183.97

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,183.97

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,183.97

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TLG Lenox, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,446,543

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,446,543

2e. General Assessment @ .0025 $ 3,616

(to page 1, line 2.A.)